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Exhibit 99.1
                           GULFMARK OFFSHORE, INC.

                                PRESS RELEASE

                             FOR IMMEDIATE RELEASE


     HOUSTON, TX., June 11, 2001 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced that the taxing authorities in the United Kingdom approved the Company's application for a special tax incentive for qualifying vessel owners. This incentive, known as a "Tonnage Tax", replaces the UK corporate tax with one based on a deemed profit per vessel net ton. The UK Tonnage Tax mirrors several key features of the Norwegian and Danish shipping tax regimes. The Company also reevaluated its Norwegian tax position and long-term Norwegian investment strategy in conjunction with the recently announced Sea Truck acquisition.

     As a result of this review and approval of entry into the UK Tonnage Tax regime, future statements of operations will reflect a reduced effective tax rate. Based on our assumed mix of qualifying vessels within these areas combined with operations not subject to Tonnage Tax, the pro forma income statements for the year ended December 31, 2000, and the quarter ended March 31, 2001, are as follows:

                              Year Ended             Quarter Ended
                           December 31, 2000        March 31, 2001
                         ---------------------    --------------------
                         As stated   Pro Forma    As stated  Pro Forma
                         ---------   ---------    ---------  ---------

Pre tax income           $10,963     $10,963      $ 3,574    $ 3,574
Tax provision              3,056       1,046          989        449
                         -------     -------      -------    -------
Net income               $ 7,907     $ 9,917      $ 2,585    $ 3,125
                         =======     =======      =======    =======

Tax rate                   27.9%        9.5%        27.7%      12.6%



     The variation in the pro forma effective tax rates in the two periods above is to due an increase in the proportion of earnings generated from the Company's Southeast Asian operations that are taxed at U.S. statutory rates. The Tonnage Tax accounting will be implemented in the quarter ending June 30, 2001. Based on current projections for the balance of 2001, we anticipate the average effective tax rate to be similar to the pro forma first quarter. Because this is deemed a change in the estimated future tax liability, the cumulative effect of the change will result in a reversal of $16.4 million of deferred taxes into earnings in the quarter ending June 30, 2001, which is not reflected in the above pro forma results.

     Commenting on the Tonnage Tax, Bruce Streeter, President and COO said, "Adoption of the Tonnage Tax will not only benefit our net income but will allow us to be more competitive with other companies that have

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lower effective tax rates due to their corporate structure."


      Commenting on the Tonnage Tax, Bruce Streeter, President and COO said, "Adoption of the Tonnage Tax will not only benefit our net income but will allow us to be more competitive with other companies that have lower effective tax rates due to their corporate structure."

     A CONFERENCE CALL AT 11:00 A.M. EDT ON MONDAY, JUNE 11, 2001 will be hosted by Bruce Streeter to discuss the impact of the tonnage tax with analysts, investors and other interested parties. Those interested in participating in the conference call should call 800/230-1059 (612/332-0819 if outside the U.S. and Canada) 5 - 10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio Webcast at www.thefirstnews.com.
A replay will be available after 4:00 P.M. on June 13, 2001 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of #590618.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of forty-nine (49) offshore support vessels including the recently announced Sea Truck acquisition, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.


Contact:     Edward A. Guthrie, Executive Vice President & CFO
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.















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